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                                                            OMB APPROVAL
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          UNITED STATES                               OMB Number: 3235-0191
SECURITIES AND EXCHANGE COMMISSION                    Expires: November 30, 1996
      Washington, D.C. 20549                          Estimated average burden
                                                        hours per response: 0.20
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                                    FORM 10-C


                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM


  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER



                               CNB FINANCIAL CORP.
                 ----------------------------------------------
                 (Exact name of issuer as specified in charter)


                  24 CHURCH STREET, CANAJOHARIE, NEW YORK 13317
                  ---------------------------------------------
                     (Address of principal executive offices


         Issuer's telephone number, including area code: (518) 673-3243


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security: Common Stock, par value $2.50.

2. Number of shares outstanding before the change: 2,579,563.

3. Number of shares outstanding after the change: 3,869,329.

4. Effective date of change: January 15, 1997.

5. Method of change:

   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
      Stock Split.

   Give brief description of transaction:
      3-for-2 Stock Split.


                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change ________________________________________________________

2. Name after change ___________________________________________________________

3. Effective date of charter amendment changing name ___________________________

4. Date of shareholder approval of change, if required _________________________




                                               /s/ LAWRENCE G. KNUDSEN
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                                               (Officer's signature & title)
                                               Lawrence G. Knudsen, Cashier



Date: January 15, 1997.

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                                                                 SEC 1811 (5/91)